UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Expand Offices in Taiwan with New Cleanroom and Training Center”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2021	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor Relations Contact:
Dror David, Chief Financial Officer	Miri Segal
Nova Measuring Instruments Ltd.	MS-IR LLC
Tel: +972-73-229-5760	Tel: +917-607-8654
E-mail: info@novami.com	E-mail: msegal@ms-ir.com
https://www.novami.com/

Nova to Expand Offices in Taiwan with New Cleanroom and Training Center

Rehovot, Israel – January 6, 2021 – Nova (Nasdaq: NVMI) celebrated today Nova Taiwan’s 20th anniversary with the opening of its new, expanded offices in Taiwan as part of the Company’s strategy to strengthen field operations and local training capabilities. Nova’s President and CEO, Eitan Oppenhaim, attended the opening of the new offices in Hsinchu City and christened the new cleanroom, which will support Nova’s customers in Asia.

The new facility was built to support Nova’s expansion in Taiwan and enhance local capabilities for the Company’s growing fleet and customers in the region. It consists of both enhanced training capabilities and a new cleanroom. The new cleanroom will allow Nova to provide faster, enhanced services to customers in Taiwan and offer high-end training and demonstration tools for customers, shortening demo cycles and timelines.

Driven by Nova’s recent CSR strategy launch, more than 50% of the decoration materials were chosen from recycled, green, and chemical-free maintenance products, and all artwork is based on recycled materials. Environmental consciousness also played a significant role in the decision to house the office in a green, sustainable building that follows energy saving, waste reduction, and ecological standards.

Nova Taiwan was founded in 2000 and currently employs local professionals in Hsinchu, Taichung, and Tainan. The Company recently received the 2020 Golden Merchant Award for Outstanding Foreign Firm from Taiwan’s government for outstanding contribution in tech innovation and social responsibility.

“Over the past year, and following the COVID-19 spread, we increased focus on strengthening our local entities to maintain top-quality service for our global customers and to capitalize on various emerging opportunities,” said Eitan Oppenhaim, Nova’s President and CEO. “Our new facilities in Taiwan are a testament to our long-term commitment to our customers and partners in the region. It was my honor to celebrate our 20-year anniversary in Taiwan with the opening of the new site, which demonstrates our commitment to the local industry and our leading customers in Taiwan.”

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at https://www.novami.com/.

Nova is traded on NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to worldwide financial and economic instabilities, including the implications of the ongoing novel coronavirus (COVID-19) pandemic; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats , including data breaches, cyberattacks and system disruptions, and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.